Filed Pursuant to Rule 433

Registration No. 333-141982

Pricing Term Sheet

April 7, 2008

The following information supplements the Preliminary Prospectus Supplement dated April 7, 2008.

Issuer	Spectra Energy Capital, LLC
Security	6.20% Senior Notes due 2018
Ratings (Moody’s / S&P)	Baa1 (Stable) / BBB (Stable)
Guarantee	Fully and unconditionally guaranteed by Spectra Energy Corp
Amount	$500,000,000
Type	SEC Registered
Trade Date	April 7, 2008
Settlement Date (T+3)	April 10, 2008
Maturity	April 15, 2018
Coupon Payment Dates	Semi-annual payments on April 15 and October 15 of each year, beginning October 15, 2008
Coupon Record Dates	Semi-annual on April 1 and October 1
Call Structure	Make-whole call at T+ 40 bps
Benchmark	UST 3.500% due 2/15/2018
Benchmark Price	99-12+
Benchmark Yield	3.574%
Reoffer Spread	+ 265 bps
Reoffer Yield	6.224%
Coupon	6.200%
Price	99.822%

Gross Spread (%)	0.650%
Gross Spread ($)	$3,250,000

Net Proceeds (%)	99.172%
Net Proceeds ($)	$495,860,000

Joint Bookrunners	Banc of America Securities LLC (22.0%) Deutsche Bank Securities Inc. (22.0%) Greenwich Capital Markets, Inc. (22.0%)
Co-managers	Barclays Capital Inc. (8.5%) KeyBanc Capital Markets Inc. (8.5%) Lazard Capital Markets LLC (8.5%) UBS Securities LLC (8.5%)

CUSIP	84755TAA5
ISIN	US84755TAA51

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1 800 294 1322 or by email at prospectus_distribution@bofasecurities.com; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or by email at prospectusrequest@list.db.com; or Greenwich Capital Markets, Inc. toll-free at 1 866 884 2071 or by email at offeringmaterials@rbsgc.com.